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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 7)*

                    Under the Securities Exchange Act of 1934


                      SAFETY COMPONENTS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                           (Title of Class Securities)

                                    786474205
                                 (CUSIP Number)

                                LEONARD DISALVO,
                        VICE PRESIDENT - FINANCE AND CFO
                               ZAPATA CORPORATION
                         100 MERIDIAN CENTRE, SUITE 350
                            ROCHESTER, NEW YORK 14618
                                 (585) 242-2000

                                   COPIES TO:

                              GORDON E. FORTH, ESQ.
                             WOODS OVIATT GILMAN LLP
                             700 CROSSROADS BUILDING
                                 2 STATE STREET
                            ROCHESTER, NEW YORK 14614
                               TEL. (585) 987-2800

                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                DECEMBER 2, 2005
                               -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

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(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zapata Corporation
         74-1339132
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)

                                             (a)  / /
                                             (b)  /X/
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS

         N/A
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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             / /

--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
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                           (7)      SOLE VOTING POWER

                                    0
NUMBER OF SHARES           (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               0
WITH                       (9)      SOLE DISPOSITIVE POWER

                                    0
                           (10)     SHARED DISPOSITIVE POWER

                                    0
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

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         0
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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         / /

--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0
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(14)     TYPE OF REPORTING PERSON (See Instructions)
         CO

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This Amendment No. 7 ("Amendment No. 7") to Schedule 13D is being filed by
Zapata Corporation ("Zapata" or the "Reporting Person") to amend and supplement its original Schedule 13D filed September 29, 2003 by Zapata, as amended by Amendment No. 1 filed October 6, 2003, Amendment No. 2, filed October 9, 2003, Amendment No. 3 filed October 14, 2003, Amendment No. 4 filed November 14, 2003, Amendment No. 5 filed March 19, 2004 and Amendment No. 6 filed October 3, 2005 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Safety Components International, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 7 amends the Schedule 13D to include additional information to Item Nos. 4, 5 and 6. All other items that remain unchanged from the Schedule 13D are not repeated herein, but are incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION

      On December 2, 2005, Zapata completed the sale of all of Zapata's 4,162,394 shares of the Issuer's Common Stock to WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (collectively, the "WLR Funds"), pursuant to the terms and conditions of a stock purchase agreement, dated September 23, 2005, among Zapata and the WLR Funds, as amended by Amendment No. 1 and Joinder dated September 26, 2005. The purchase price for the Issuer's 4,162,394 shares of Common Stock was $12.30 per share, for an aggregate of $51,197,446, plus interest earned on the purchase price while held in escrow pending the closing, pursuant to the terms of an Escrow Agreement dated September 26, 2005 among Zapata, the WLR Funds and CitiBank, N.A., as escrow agent.

      As a result of this sale, Zapata is no longer the holder of any shares of the Issuer's Common Stock. Except as otherwise set forth herein, the Reporting Person has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D.

      The description of the Stock Purchase Agreement and the Escrow Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which were attached as Exhibit 1 and Exhibit 2, respectively, to Amendment No. 6 to this Schedule 13D and are incorporated by reference herein.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Zapata no longer beneficially owns any of the Issuer's securities as a result of the transaction described in Item 4 above.

      (b) Zapata no longer has any voting rights with respect to any of the Issuer's securities as a result of the transaction described in Item 4 above.

      (c) Except as described in Item 4 above, Zapata has not effected any transactions in the common stock of the Issuer during the past 60 days.

      (d) Under the Stock Purchase Agreement and Escrow Agreement described in Items 4 and 6, all dividends or distributions declared and paid prior to the closing of the transactions

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contemplated thereunder were deposited in escrow with CitiBank, N.A. The WLR
Funds received all such dividends or distributions at closing on December 2, 2005.

      (e) On December 2, 2005 Zapata ceased to be the beneficial owner of any shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The descriptions of the Stock Purchase Agreement and Escrow Agreement contained in Item 4 above are incorporated by reference in this Item 6. The description of the Stock Purchase Agreement and the Escrow Agreement in this
Schedule 13D are qualified in their entirety by reference to such agreements, copies of which were attached as Exhibit 1 and Exhibit 2, respectively, to Amendment No. 6 to this Schedule 13D and are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1 Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005 (incorporated by reference to Exhibit 1 to Schedule 13D/A filed by Zapata Corporation with the SEC on October 3, 2005 (SEC File No. 005-45337)).


        Exhibit 2 Escrow Agreement dated September 26, 2005 among WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., Zapata Corporation and Citibank N.A., as escrow agent (incorporated by reference to Exhibit 2 to Schedule 13D/A filed by Zapata Corporation with the SEC on October 3, 2005 (SEC File No. 005-45337)).

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                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: December 12, 2005

                                      Zapata Corporation

                                      By: /s/ Leonard DiSalvo
                                      ------------------------------
                                      Name: Leonard DiSalvo
                                      Title:   Vice President - Finance and CFO

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